UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                              YOUR EVENT, INC.
            --------------------------------------------------
            (Exact Name of Issuer as Specified in its Charter)

                              COMMON STOCK
                   ------------------------------
                   (Title of Class of Securities)

                               98779R 10-3
                         ---------------------
                             (CUSIP Number)

                   Million Win Investments (HK) Limited
                       FLAT/RM 602-3, 6/F Bonham
                         Strand East, Shenghan
                          Hong Kong, P.R.C.
---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                            February 4, 2011
       ---------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 98779R 10-3
          -----------
-------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Million Win Investments (HK) Limited (Hong Kong, P.R.C.)
-------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [_]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS*

      Corporate Investment
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
-------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Hong Kong, P.R.C.
-------------------------------------------------------------------------
                 7     SOLE VOTING POWER

NUMBER                 NUMBER OF SHARES         8,200,000
OF               --------------------------------------------------------
SHARES           8     SHARED VOTING POWER
BENEFICIALLY
OWBED                  N/A
                --------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER

                       8,200,000
                ---------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       N/A
-------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,200,000 shares of common stock
-------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [  ]
-------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      74.5%
-------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
-------------------------------------------------------------------------

Item 1.  Security and Issuer.

The class of securities to which this statement relates is common stock, par value $0.001 per share (the "Common Stock") of Your Event, Inc., a Nevada corporation. The address of the principal executive offices of the Company is:

7065 W. Ann Road, #130-110
Las Vegas, Nevada  89130
Phone:  (877) 871-4552
Marilyn Montgomery
President and Director


Item 2.  Identity and Background

(a)  Million Win Investments (HK) Limited

(b)  FLAT/RM 602-3, 6/F Bonham, Strand East, Shenghan, Hong Kong, P.R.C.

(c)  Aiki Kobayashi
     CEO  (Sole Officer/Director)

(d)  No Convictions

(e)  No Proceedings

(f)  Hong Kong, P.R.C. Corporation


Item 3.  Source and Amount of Funds or Other Consideration.

The shares were purchased by Million Win Investments (HK) Limited from Marilyn Montgomery, in a private transaction, whereby Million Win
Investments (HK) Limited used corporate funds to make said purchase.


Item 4.  Purpose of Transaction.

The shares were acquired by Million Win Investments (HK) Limited for investment. Million Win Investments (HK) Limited reserves the right to acquire additional shares of the Issuer, either in open market purchases or in private transactions.


Item 5.  Interest in Securities of the Issuer

Purchase of 8,200,000 Common shares by Million Win Investments (HK) Limited. Aiki Kobayashi has the sole voting and dispositive power with respect to the 8,200,000 owned by Million Win Investments (HK) Limited.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

74.5%
Equity Position
Million Win Investments (HK) Limited

Aiki Kobayashi
CEO  (Sole Officer/Director)


Item 7.  Material to be Filed as Exhibits.

None.



                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Date: March 30, 2011

                                       By: /s/ Aiki Kobayashi
                                       ----------------------
                                       Name:   Aiki Kobayashi